Exhibit 21.1
Subsidiaries of BancTrust Financial Group, Inc.
(1)	BankTrust, organized under the laws of the State of Alabama

(2)	BancTrust Financial Services, Inc., organized under the laws of the State of Alabama

(3)	BTA REIT, Inc., organized under the laws of the State of Alabama

(4)	BTF REIT, Inc., organized under the laws of the State of Maryland

(5)	BTF REIT Management, Inc., organized under the laws of the State of Delaware